Insider Report for Geoffrey Chase Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: CHASE ( Starts with )
Given name	: GEOFFREY ( Starts with )
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Chase, Geoffrey Charles
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying security	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	designation	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance		equivlent
			applicable)							number of
underlying
securities

Issuer name:	TransGlobe Energy Corporation

Insider's Relationship to Issuer:		4 - Director of Issuer

Security designation: Common Shares

73479	2000-08-11	2003-09-04	Direct Ownership :	00 - Opening			153,000
Balance-Initial SEDI
Report

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying security	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	designation	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance		equivlent
			applicable)							number of
										underlying
										securities

73598	2003-09-02	2003-09-04	Direct Ownership :	10 - Acquisition or	-30,200	1.4500	122,800	122,800
				disposition in the public
				market

736050	2003-08-19	2003-09-04	Direct Ownership :	10 - Acquisition or	-14,800	1.4300	108,000	108,000
				disposition in the public
				market

73651	2003-09-02	2003-09-04	Direct Ownership :	10 - Acquisition or	-20,000	1.3600	88,000	88,000
				disposition in the public
				market

Security designation: Options (Common Shares )

73655	2000-08-11	2003-09-04	Direct Ownership :	00 - Opening			260,000		Common Shares	260,000
				Balance-Initial SEDI
				Report